Interim Financial Information

Flex LNG Ltd.

First Quarter 2025
May 21, 2025

May 21, 2025 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the three months ended March 31, 2025.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q1 2025	Q4 2024
Vessel operating revenues [1]	$88.4m	$90.9m
Net income	$18.7m	$45.2m
Earnings per share (basic)	$0.35	$0.84

Cash and cash equivalents	$409.6m	$437.2m
Vessels and equipment, net	$2,138.5m	$2,154.5m
Long-term debt	$1,783.8m	$1,810.2m

Non-GAAP Measures [2]
Time Charter Equivalent rate	$73,891	$75,319
Adjusted EBITDA	$65.6m	$68.7m
Adjusted net income	$29.4m	$30.8m
Adjusted earnings per share (basic)	$0.54	$0.57

(1)Vessel operating revenues includes $1.6 million income related to European Union Allowances (EUAs) (Q4 2024: $1.4 million). The EUAs are receivable from our Charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System (EU ETS). An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events for the quarter:
•In March 2025, Flex Constellation was re-delivered from the existing time charter contract and was employed in the short term market. Until the commencement of a 15-year time charter contract during the first or second quarter of 2026, she will be marketed for short term contracts;
•In April 2025, the charterer of Flex Artemis elected not to exercise the option under the time charter. The vessel is expected to be re-delivered from the original 5-year variable hire contract in the third quarter of 2025. Following the re-delivery, Flex Artemis will perform her scheduled dry-docking and subsequently will be marketed for short and long-term contracts;
•In May 2025, we received a credit approved term sheet for a $175.0 million, 10-year sale and leaseback with an Asian-based lease provider for Flex Courageous. The refinancing will repay the outstanding amount relevant to Flex Courageous, under the $330 Million Sale and Leaseback;
•In May 2025, the Company announces that it has initiated the process of refinancing the vessels Flex Resolute and Flex Constellation, aiming to free up liquidity, reduce the cost of debt and extend the debt

1	Flex LNG Ltd. First Quarter Results 2025

maturities. The Company aims to secure commitments and conclude the new financings during the second half of 2025;
•In May 2025, at the 2025 Annual General Meeting of Shareholders (AGM), the Company's shareholders approved the delisting of the Company's common shares from the Oslo Stock Exchange (OSE) and authorised the Board of Directors to take steps to implement the delisting including filing an application to the OSE;
•In March 2025, Øystein Kalleklev tendered his resignation as the Chief Executive Officer (CEO) of the Company. Mr. Kalleklev joined Flex LNG in October 2017 and was appointed CEO in August 2018. The Board appointed Marius Foss, Chief Commercial Officer, as interim CEO. Mr. Kalleklev will be available in an advisory capacity until end of the third quarter to ensure a smooth transition period;
•The Company declared a dividend for the first quarter 2025 of $0.75 per share. The dividend is payable on or about June 20, 2025 to shareholders, on record as of June 6, 2025.

2	Flex LNG Ltd. First Quarter Results 2025

Marius Foss, Interim CEO of Flex LNG Management AS, commented:
“Flex LNG delivered solid results for the first quarter, with revenues of $88.4 million, or $86.8 million excluding EUAs. Net income came in at $18.7 million, translating to earnings per share (EPS) of $0.35 and adjusted net income came in at $29.4 million, or $0.54 per share. As expected, revenue decreased by $3 million compared to Q4 2024 primarily due to lower earnings from Flex Artemis, operating on a variable index hire. Additionally, Flex Constellation was redelivered at the end of February and commenced a new spot voyage in late March. Flex Constellation is expected to remain in the spot market until she begins a 15-year time charter in H1 2026.

Flex Artemis has been on a 5-year Time Charter and will be redelivered in Q3-2025, after which she will undergo her 5-year special survey drydocking. With her full reliquefaction system, she is highly attractive for charterers on long-term Time Charters.

Late last year, we strengthened our earnings foundation by securing up to 37 years of new contract backlog for Flex Constellation, Flex Courageous and Flex Resolute. As a result, our total minimum firm backlog now stands at 59 years, with the potential to expand to 88 years through charterers’ extension options. This provides strong earnings visibility going forward.

Following these contract additions we see opportunities for attractive refinancings. Today we announce that we have received a credit approved term sheet for a $175m sale and leaseback at very attractive terms for the refinancing of Flex Courageous. We also announce that we have initiated the process of refinancing the Flex Resolute and Flex Constellation, aiming to free up liquidity, reduce cost of debt and extend debt maturities.
We see increasing momentum in the US LNG sector, evidenced by Woodside’s FID on the Louisiana LNG project. This positive news flow signals a wave of upcoming liquefaction capacity. These new projects are expected to come on stream just as some of our vessels conclude their existing charters, creating an ideal opportunity to re-contract.

Today, we are pleased to release our 2024 ESG Report — the seventh edition since our inaugural report in 2018. We are proud to report a Lost Time Injury Frequency (LTIF) of zero, which is a testament to our relentless focus on health and safety. We encourage readers to explore the report to understand our continuous commitment to sustainability.

With solid earnings, substantial backlog and our strong balance sheet with $410 million of cash and no debt maturities prior to 2028, the Board is pleased to announce another quarterly dividend per share of $0.75. This is equal to a quarterly dividend pay-out of approximately $41 million. Therefore, we have paid trailing twelve months dividends of $3.0 per share, giving our investors a running yield of about 12 per cent. This is our fifteenth ordinary quarterly dividend of $0.75, and when adding the special dividends we will have paid out approximately $650 million since Q4-2021.”

3	Flex LNG Ltd. First Quarter Results 2025

Business Update and Fleet Overview
In March 2025, Flex Constellation was re-delivered from the existing time charter contract and was employed in the short term market. Until the commencement of a 15-year time charter contract during the first or second quarter of 2026, she will be marketed for short term contracts.

In April 2025, the charterer of Flex Artemis elected not to exercise the option under the time charter. The vessel is expected to be re-delivered from the original 5-year variable hire contract in the third quarter of 2025. Following the re-delivery, Flex Artemis will perform her scheduled dry-docking and subsequently will be marketed for short and long-term contracts.

At the date of this report, the firm contract coverage is 87.6% for the remainder of 2025, and the aggregate firm contract backlog for the fleet is 59 years based on the earliest charter expirations, which could increase to 88 years if our charterers exercise all of the contracted options.

We achieved technical uptime, on our vessels of 100.0% in the first quarter 2025.

For the remainder of 2025, we have 15.4% exposure to the spot market. The 2025 market exposure is related to our market-linked contract for Flex Artemis and the open period in respect of Flex Constellation and Flex Artemis upon re-delivery from the current charter.

The following table sets forth an overview of our fleet as of May 21, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041(6)	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	NA
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

4	Flex LNG Ltd. First Quarter Results 2025

(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of May 21, 2025, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

(5)     The charterer of Flex Courageous and Flex Resolute, amended and extended the time charter contracts, to include a new firm period from Q1 2029 to Q1 2032, following the end of the last two year option period from Q1 2027 to Q1 2029 under the original time charter contracts. The addendum includes additional options for the Charterer to extend each vessel up to Q1 2039.

(6)     Flex Constellation was re-delivered from her short-term time charter contract during the second quarter of 2025. The vessel will operate in the short-term market until the commencement of a 15-year time charter contract during the first or second quarter of 2026. This contract includes options for the charterer to extend the vessel by additional two years up to 2043.

Finance update
As of March 31, 2025, the Company had cash and cash equivalents of $409.6 million, which includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

As of March 31, 2025, the Company had total long-term debt of $1,783.8 million, with the current portion of $106.9 million and non-current portion of $1,676.9 million.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. In March 2025, the Company completed one new swap transaction with a notional principal of $100.0 million, a fixed rate of 3.66% and a duration of 2.0 years. As of March 31, 2025, the Company has fixed interest rates on an aggregate notional principal amount of $700.0 million. The interest rate swaps have a fixed rate of interest based on SOFR with a weighted average fixed interest rate of 2.09% and a weighted average duration of 3.5 years.

5	Flex LNG Ltd. First Quarter Results 2025

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters is of key strategic importance for Flex LNG, and these factors influence the long term financial success of the Company. The Company believes that clear guidance and robust control mechanisms are essential to safeguard the proper handling of sustainability risks in its daily operations. The Company has established specific policies and controls to aid the management of employees and partners and compliance with all applicable international and local regulations.

On May 21, 2025, the Company published its ESG report for 2024, which can be found on the Company's website at: www.flexlng.com. None of the information contained on the Company's website is incorporated into or forms part of this report. The 2024 ESG Report is the Company’s seventh comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance journey thus far and look at the developments made in 2024 to further advance in this field. Through the review of Flex LNG's impacts, risks and opportunities and by consulting with key stakeholders, the Company has continued to develop its ESG targets. The report has been prepared in accordance with the Sustainability Accounting Standards Board's (SASB) Maritime Transportation Standard (2023) and with reference to the Global Reporting Initiative (GRI). The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, the Company's ESG framework reflects the incorporation of the UN Global Compact principles in the Company's general operations and its enhanced ESG management system. In the past, environmental issues have dominated ESG discussions in the shipping industry which have been addressed accordingly within the Company's report. The Company has also disclosed how it monitors climate risks and strategically manages its impact to the Climate Disclosure Project (CDP). CDP is a non-profit organization that aids investors and companies globally in ESG disclosure, assessing their environmental footprint and providing a rating based on performance. The Company received a "B" rating from CDP in 2024 and views its score as an incentive to implement additional measures and expand its current programmes, such as those forming part of the Company's decarbonization journey.

Results for the three months ended March 31, 2025 and December 31, 2024
The Company recorded vessel operating revenues of $88.4 million for the first quarter 2025, compared to $90.9 million in the fourth quarter 2024. The revenue includes income from EUAs under the EU ETS of $1.6 million for the first quarter 2025 and $1.4 million for the fourth quarter 2024. An equivalent amount has been recorded under Voyage expenses for the relevant periods. The decrease in revenue is due to the decline in spot market rates, which affected the variable rate contract for Flex Artemis as well as a lower rate of hire achieved on a new short-term time charter contract for Flex Constellation that commenced in March 2025.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $2.0 million in the first quarter 2025, compared to $1.8 million in the fourth quarter 2024.

6	Flex LNG Ltd. First Quarter Results 2025

Vessel operating expenses were $18.1 million in the first quarter 2025, compared to $17.6 million in the fourth quarter 2024. The increase in vessel operating expenses is due to higher costs related to crew changes and costs incurred for auxiliary engine maintenance as a result of reaching running hour milestones.

Administrative expenses were $2.5 million in the first quarter 2025, compared to $2.7 million in the fourth quarter 2024.

Depreciation was $18.6 million in the first quarter 2025, compared to $19.0 million in the fourth quarter 2024.

Interest income was $0.9 million in the first quarter 2025, compared to $1.5 million in the fourth quarter 2024.

Interest expense was $22.1 million in the first quarter 2025, compared to $25.5 million in the fourth quarter 2024. The decrease in interest expense is due to the decline in average 3-month SOFR in the first quarter of 2025 compared to the fourth quarter of 2024 and the decrease in average debt drawn down during the period as a result of refinancing of loan facilities in the third and fourth quarter of 2024.

The Company recorded a net loss on derivatives of $7.3 million in the first quarter 2025, which includes an unrealized loss of $11.0 million, as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $3.7 million on interest rate swap settlements in the period. This compares to a net gain on derivatives for the fourth quarter 2024 of $20.1 million, which included a net unrealized gain of $15.0 million and a net realized gain of $5.1 million.

The Company recorded a foreign exchange gain of $0.3 million in the first quarter 2025, compared to a $0.5 million loss in the fourth quarter 2024.

The Company recorded other financial items expense of $0.3 million in the first quarter 2025, compared to an expense of $0.2 million in the fourth quarter 2024.

Net income for the first quarter 2025 was $18.7 million and basic earnings per share were $0.35, compared to a net income of $45.2 million and basic earnings per share of $0.84 for the fourth quarter 2024.

Adjusted EBITDA1 was $65.6 million for the first quarter 2025, compared to $68.7 million for the fourth quarter 2024.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. First Quarter Results 2025

Adjusted net income1 for the first quarter 2025 was $29.4 million and adjusted earnings per share of $0.54, compared to an adjusted net income of $30.8 million and adjusted earnings per share of $0.57 for the fourth quarter 2024.

The time charter equivalent rate1 for the first quarter 2025 was $73,891 per day compared to $75,319 per day for the fourth quarter 2024.

Results for the three months ended March 31, 2025 and March 31, 2024
Vessel operating revenues were $88.4 million for the three months ended March 31, 2025 compared to $90.2 million for the three months ended March 31, 2024. The decrease in revenue is due to the decline in spot market rates, which affected the variable rate contract for Flex Artemis as well as a lower rate of hire achieved on a new short term charter contract for Flex Constellation that commenced in March 2025. This is offset by $1.6 million of revenues related to European Union Allowances (EUAs) recorded in the first quarter 2025. No amount was recorded in the comparative period.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $2.0 million for the three months ended March 31, 2025 compared to $0.6 million for the three months ended March 31, 2024. The increase in voyage expenses is due to the accrual of $1.6 million in relation to the obligation to settle EUAs under the EU ETS. An equivalent amount has been recorded under Vessel operating revenues for the period.

Vessel operating expenses were $18.1 million for the three months ended March 31, 2025, compared to $16.7 million for the three months ended March 31, 2024. The increase in vessel operating expenses is due to higher costs related to crew changes and costs incurred for auxiliary engine maintenance as a result of reaching running hour milestones.

Administrative expenses were $2.5 million for the three months ended March 31, 2025 compared to $2.5 million for the three months ended March 31, 2024.

Depreciation for the three months ended March 31, 2025 amounted to $18.6 million compared to $18.5 million for the three months ended March 31, 2024.

Interest income was $0.9 million in the three months ended March 31, 2025, compared to $0.9 million in the three months ended March 31, 2024.

Interest expense was $22.1 million in the three months ended March 31, 2025, compared to $26.7 million in the three months ended March 31, 2024. The decrease in interest expense is due to the decline in average 3-month

8	Flex LNG Ltd. First Quarter Results 2025

SOFR in the first quarter of 2025 compared to the first quarter of 2024 and the decrease in average debt drawn down during the period as a result of refinancing of loan facilities in the third and fourth quarter of 2024.

The Company recorded a net loss on derivatives of $7.3 million in the three months ended March 31, 2025, which includes a unrealized loss on derivatives of $11.0 million and a net realized gain of $3.7 million. This compares to a gain on derivatives of $7.3 million in the three months ended March 31, 2024, which includes a net unrealized gain of $0.7 million and a net realized gain of $6.6 million. The unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange gain of $0.3 million in the three months ended March 31, 2025, compared to a loss of $0.4 million in the three months ended March 31, 2024.

The Company recorded other financial items expense of $0.3 million in the three months ended March 31, 2025, compared to an income of $0.1 million in the three months ended March 31, 2024.

The Company reported a net income of $18.7 million and basic earnings per share of $0.35 for the three months ended March 31, 2025, compared to a net income of $33.2 million and basic earnings per share of $0.62 for the three months ended March 31, 2024.

Adjusted EBITDA2 for the three months ended March 31, 2025, was $65.6 million compared to $70.6 million for the three months ended March 31, 2024.

Adjusted net income2 for the three months ended March 31, 2025, was $29.4 million and basic adjusted earnings per share of $0.54, compared to an adjusted net income of $37.9 million and basic adjusted earnings per share of $0.70 for the three months ended March 31, 2024.

The time charter equivalent rate2 for the three months ended March 31, 2025, was $73,891 per day compared to $76,539 per day for the three months ended March 31, 2024.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

9	Flex LNG Ltd. First Quarter Results 2025

Cash Flow for the three months ended March 31, 2025 and December 31, 2024
Total cash, cash equivalents and restricted cash was $410.1 million as at March 31, 2025, compared to $437.2 million as at December 31, 2024.

Net cash provided by operating activities in the first quarter 2025 was $40.2 million, compared to $52.3 million in the fourth quarter 2024. In the first quarter 2025, net income, after adjusting for non-cash items, was $48.7 million compared to $50.4 million in the fourth quarter 2024. Expenditure in relation to upcoming 2025 drydockings was $2.6 million for the first quarter 2025, compared to $1.7 million for the fourth quarter 2024. The Company had negative working capital adjustments of $5.9 million for the first quarter 2025, compared to positive working capital adjustments of $3.6 million in the fourth quarter 2024.

Net cash used in investing activities was $nil in the first quarter 2025 and in the fourth quarter 2024.

Net cash used in financing activities was $67.7 million in the first quarter 2025, compared to $95.8 million provided by financing activities in the fourth quarter 2024.

Balance Sheet as at March 31, 2025
In the three months ended March 31, 2025, the net book value of vessels and equipment was $2,138.5 million compared to $2,154.5 million as at December 31, 2024. The movement is explained by depreciation of $18.6 million and drydocking additions of $2.6 million, which relates long lead items for planned five-year special surveys in 2025.

As at March 31, 2025, total long-term debt was $1,783.8 million, compared to $1,810.2 million as at December 31, 2024, of which the current portion of long-term debt was $106.9 million and $106.7 million respectively. Total debt decreased during the period as a result of regular debt repayments.

As at March 31, 2025, total equity was $784.8 million compared to $806.6 million as at December 31, 2024. This decrease in equity consists of distributions paid of $40.6 million, offset by net income of $18.7 million and $0.1 million relating to share-based compensation for three months ended March 31, 2025.

10	Flex LNG Ltd. First Quarter Results 2025

LNG Market Update
The LNG shipping market experienced significant volatility during the first quarter of 2025, with spot rates falling to multi-year lows before rebounding later in the quarter. February marked a trough in market sentiment, with spot rates for modern two-stroke vessels assessed as low as $5,000/day, and steam vessels reportedly entering negative territory. This weakness was primarily driven by subdued cargo demand, an oversupply of LNG vessels, and the tonne-mile effect, as a result of the decrease in Asian LNG demand, especially from China, off set by the strengthening European LNG demand. However, market conditions improved meaningfully from early March, supported by a sharp uptick in US Gulf cargo loadings for April and tightening vessel availability. According to shipbrokers, average spot earnings for two-strokes in Q1-2025 stood at $17,000/day, with current assessments at $40,000/day. Despite a volatile dayrate environment, spot market activity was robust. Nearly 120 spot fixtures were concluded in Q1-2025, representing an ~18% year-on-year (y/y) increase and a 33% increase from Q4-2024. Sublet activity remained elevated, accounting for approximately 70% of spot fixtures, in line with Q4-2024 levels. Multi-month and short-term fixtures (up to three years) remained relatively stable quarter-on-quarter but were below Q1 levels in previous years.

Global LNG trade grew by approximately 1% y/y during the first four months of 2025, reaching an estimated 143 MT. The United States, Qatar, and Australia continued to dominate global exports, collectively accounting for over 60% of total LNG supply. US LNG exports increased by more than 20% y/y, driven by incremental volumes from Venture Global’s Plaquemines LNG facility and additional capacity from Cheniere’s Corpus Christi Stage 3 expansion. In Europe, a combination of colder weather, recovering industrial gas demand, and below-average gas storage levels drove LNG imports up by more than 20% y/y. This strong regional pull effectively closed the price arbitrage to Asia, reducing tonne-mile demand as a larger share of U.S. cargoes were directed into the Atlantic Basin. As of mid-May, European gas inventories remain below 2023 and 2024 levels, currently reported at approx. 45%. To ensure supply adequacy, given the continent’s reliance on LNG, a strong pull from Europe has placed upward pressure on global LNG prices, offsetting the softening of demand in Asia. Notably, China’s LNG imports declined by 24% y/y through April. Chinese buyers have effectively halted US LNG imports due to the US-China trade war and are reselling their contracted volumes in the spot market. India’s LNG imports were flat y/y, reflecting the price sensitivity of emerging Asian economies. In the more mature JKT – Japan, South Korea, and Taiwan – combined LNG imports fell by ~3% y/y.

LNG contracting remained healthy in Q1-2025, with 12.6 MTPA in long-term contracts concluded, compared to 13.7 MTPA in Q4-2024, according to industry research. While no US LNG project took FID during 2024 due to the Biden administration’s pause on non-FTA approvals, momentum has resumed. Woodside approved the 16.5 MTPA Louisiana LNG project in late April – the first greenfield US LNG FID since July 2023. The project is expected to come online in 2029 and may expand to 27.6 MTPA with full permitting. Looking ahead, several North American liquefaction projects are expected to go ahead with FIDs in the coming months, including Lake Charles (16.5 MTPA) and Calcasieu Pass (CP2, 20 MTPA).

11	Flex LNG Ltd. First Quarter Results 2025

During the first months of 2025, 21 LNG carriers were delivered, bringing the remaining orderbook for the year to 73 vessels. In addition, slippage from the 2024 orderbook has resulted in approximately 10 vessels being postponed into 2025, suggesting potential further slippage for this year’s delivery schedule. Out of the estimated 300 LNG carriers on order, around 90—or close to 30%—are being built in China. We also note that 27 vessels remain uncommitted, with delivery dates spanning from 2025 to 2027. Of the 128 vessels ordered under Qatar’s fleet expansion program, 14 had been delivered by end-March 2025.

Recycling activity has picked up markedly. Three vessels were scrapped in Q1, with one built as recently as 2004, signalling a trend toward younger retirement ages compared to the historical 35–40 year range. The oversupplied environment has also led to an increase in idling and layups, particularly among older steam vessels. Shipbrokers currently count more than 30 steam vessels in, or heading for, layup. It is also reported that some TFDE vessels are being considered for layup. This comes in addition to a substantial number of older vessels currently idling.

12	Flex LNG Ltd. First Quarter Results 2025

First Quarter 2025 Results Presentation
Flex LNG will release its financial results for the first quarter 2025 on Wednesday May 21, 2025.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/cvjYcP4nde2deM1UnkJg

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

13	Flex LNG Ltd. First Quarter Results 2025

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending

14	Flex LNG Ltd. First Quarter Results 2025

or future litigation, global and regional economic and political conditions or developments, armed conflicts, including the war between Russia and Ukraine, as well as the developments in the Middle East, including continued conflicts between Israel and Hamas and the conflict regarding the Houthi attack in the Red Sea, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

15	Flex LNG Ltd. First Quarter Results 2025

Board of Directors of Flex LNG Ltd.

May 21, 2025

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

16	Flex LNG Ltd. First Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2025	2024	2024
Vessel operating revenues		88,437	90,934	90,235
Voyage expenses		(1,985)	(1,793)	(560)
Vessel operating expenses		(18,113)	(17,597)	(16,675)
Administrative expenses		(2,530)	(2,651)	(2,525)
Depreciation	7	(18,557)	(19,015)	(18,540)
Operating income		47,252	49,878	51,935
Interest income		869	1,471	937
Interest expense		(22,127)	(25,467)	(26,688)
(Loss)/gain on derivatives	10	(7,311)	20,089	7,319
Foreign exchange gain/(loss)		335	(486)	(410)
Other financial items		(257)	(206)	111
Income before tax		18,761	45,279	33,204
Income tax expense		(33)	(62)	20
Net income		18,728	45,217	33,224

Earnings per share:
Basic	3	0.35	0.84	0.62
Diluted	3	0.35	0.84	0.62

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended
		March 31,	December 31,	March 31,
		2025	2024	2024
Net income for the period		18,728	45,217	33,224
Total other comprehensive income/(loss)		—	—	—
Total comprehensive income		18,728	45,217	33,224

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. First Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	4	409,618	437,154
Restricted cash	4	434	49
Inventory		5,029	4,824
Other current assets	5	45,023	31,666
Receivables due from related parties	12	151	686
Total current assets		460,255	474,379

Non-current assets
Derivative instruments	10	29,078	40,090
Vessels and equipment, net	7	2,138,521	2,154,465
Other fixed assets		4	5
Total non-current assets		2,167,603	2,194,560
Total Assets		2,627,858	2,668,939

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	106,855	106,708
Payables due to related parties	12	299	523
Accounts payable		3,720	2,002
Other current liabilities	6	55,212	49,544
Total current liabilities		166,086	158,777

Non-current liabilities
Long-term debt	8,9	1,676,924	1,703,529
Total non-current liabilities		1,676,924	1,703,529
Total Liabilities		1,843,010	1,862,306

Equity
Share capital (March 31, 2025 and December 31, 2024: 54,520,325 shares issued, par value $0.01 per share)	13	545	545
Treasury shares at cost (March 31, 2025 and December 31, 2024: 432,557)	14	(4,224)	(4,224)
Additional paid in capital	13	904,321	904,268
Contributed Surplus	13	142,969	183,535
Accumulated deficit		(258,763)	(277,491)
Total equity		784,848	806,633
Total Equity and Liabilities		2,627,858	2,668,939

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. First Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2025	2024	2024

OPERATING ACTIVITIES
Net income		18,728	45,217	33,224
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7	18,557	19,015	18,540
Amortization of debt issuance costs		634	613	619
Share-based payments	15	53	54	358
Foreign exchange (gain)/loss		(335)	486	410
Change in fair value of derivative instruments	10	11,012	(14,951)	(749)
Drydocking expenditure	7	(2,613)	(1,745)	(3,579)
Other		8	2	(119)
Changes in operating assets and liabilities, net:
Inventory		(205)	144	(315)
Other current assets	5	(13,358)	5,698	(13,557)
Receivables due from related parties	12	535	71	(194)
Payables due to related parties	12	(224)	154	224
Accounts payable		1,718	(379)	(1,215)
Other current liabilities	6	5,669	(2,096)	1,227
Net cash provided by operating activities		40,179	52,284	34,874

INVESTING ACTIVITIES
Net cash used in investing activities		—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	9	(27,098)	(22,914)	(26,459)
Proceeds from revolving credit facilities	9	388,675	383,675	400,000
Repayment of revolving credit facilities	9	(388,675)	(383,675)	(400,000)
Proceeds from long-term debt	9	—	160,000	—
Proceeds from termination of derivative instruments	10	—	(408)	4,985
Financing costs		—	(279)	(12)
Dividends paid	3	(40,566)	(40,566)	(40,302)
Net cash (used in)/provided by financing activities		(67,664)	95,833	(61,788)

Effect of exchange rate changes on cash		334	(487)	(291)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(27,151)	147,630	(27,205)

Cash, cash equivalents and restricted cash at the beginning of the period	4	437,203	289,573	410,544
Cash, cash equivalents and restricted cash at the end of the period	4	410,052	437,203	383,339
The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. First Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the three months ended March 31, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848

For the three months ended March 31, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	(354,873)	847,653
Share-based payments	—	—	—	358	—	358
Net income	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	(361,951)	840,933

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. First Quarter Results 2025

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2024 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2024.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

21	Flex LNG Ltd. First Quarter Results 2025

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Net income	18,728	45,217	33,224

Weighted average number of ordinary shares	54,087,768	53,939,768	53,736,318
Share options	6,378	16,255	248,751
Weighted average number of ordinary shares, adjusted for dilution	54,094,146	53,956,023	53,985,069

Earnings per share:
Basic	0.35	0.84	0.62
Diluted	0.35	0.84	0.62

Dividends/Distributions paid per share	(0.75)	(0.75)	(0.75)

On February 3, 2025, the Company’s Board of Directors declared a cash distribution for the fourth quarter of 2024 of $0.75 per share. This distribution was paid on March 5, 2025, to shareholders on record as of February 20, 2025.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	March 31,	December 31,
	2025	2024
Cash and cash equivalents	409,618	437,154
Restricted cash	434	49
	410,052	437,203

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

22	Flex LNG Ltd. First Quarter Results 2025

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2025	2024
Trade accounts receivable, net	4,028	1,404
Accrued income	21,802	19,741
Prepaid expenses	11,160	6,742
Other receivables	8,033	3,779
	45,023	31,666

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2025	2024
Accrued expenses	22,659	12,236
Deferred charter revenue	32,359	37,124
Other current liabilities	67	50
Provisions	127	134
	55,212	49,544

Note 7: Vessels and equipment, net
Movements in the three months ended March 31, 2025 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2025	2,467,470	50,859	2,518,329
Additions	—	2,613	2,613
At March 31, 2025	2,467,470	53,472	2,520,942

Accumulated depreciation
At January 1, 2025	(341,275)	(22,590)	(363,865)
Charge	(16,206)	(2,350)	(18,556)
At March 31, 2025	(357,481)	(24,940)	(382,421)

Net book value
At January 1, 2025	2,126,195	28,269	2,154,465
At March 31, 2025	2,109,989	28,532	2,138,521

23	Flex LNG Ltd. First Quarter Results 2025

Note 8: Capital commitments

As of March 31, 2025, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	60,607	48,589	—	109,196
2 years	61,809	48,589	—	110,398
3 years	63,091	48,589	—	111,680
4 years	64,391	42,984	309,111	416,486
5 years	65,778	22,999	263,675	352,452
Thereafter	696,016	—	—	696,016
Total	1,011,692	211,750	572,786	1,796,228

Sale and leasebacks, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

Note 9: Long-term debt

As of March 31, 2025, the Company had a long-term debt obligations of $1,783.8 million (December 31, 2024: $1,810.2 million).

As of March 31, 2025, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	December 2028	7,620	123,648	131,268
Flex Enterprise $150 Million Facility	Term and revolving	June 2029	9,726	115,412	125,138
$290 Million Facility	Term and revolving	March 2029	14,253	245,767	260,020
$270 Million Facility	Term and revolving	February 2030	16,012	248,779	264,791
$320 Million Sale and Leaseback	Sale and leaseback	May 2032	18,378	243,506	261,884
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,671	272,706	289,377
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	9,032	151,702	160,734
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,371	128,239	135,610
Flex Endeavour Sale and Leaseback	Sale and leaseback	June 2034	7,792	147,165	154,957
			106,855	1,676,924	1,783,779

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate net notional principal of $700.0 million as of March 31, 2025 (December 31, 2024: $635.0 million).

24	Flex LNG Ltd. First Quarter Results 2025

Our interest rate swap contracts as of March 31, 2025, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	625,000	February 2029	2.23%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS (1)

(1)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread of 0.26161% based on the LIBOR fallback protocol.
Movements in the three months ended March 31, 2025 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2025	40,090	—	40,090
Change in fair value of derivative instruments	(11,012)	—	(11,012)
At March 31, 2025	29,078	—	29,078

Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Change in fair value of derivative instruments	(11,012)	14,951	749
Realized gain on derivative instruments	3,701	5,138	6,570
Gain/(Loss) on derivatives	(7,311)	20,089	7,319

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2025 and December 31, 2024, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

25	Flex LNG Ltd. First Quarter Results 2025

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		March 31,		December 31,
		2025		2024
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	409,618	409,618	437,154	437,154
Restricted cash	Level 1	434	434	49	49
Derivative instruments receivable	Level 2	29,078	29,078	40,090	40,090
Floating rate debt	Level 2	(1,648,169)	(1,659,395)	(1,672,832)	(1,684,666)
Fixed rate debt	Level 2	(135,610)	(118,923)	(137,405)	(116,060)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2025.

26	Flex LNG Ltd. First Quarter Results 2025

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Limited, Frontline Plc, Northern Ocean Limited, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of receivables due from related parties and affiliated companies are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2025	2024
Frontline (Management) Cyprus Limited	151	686
	151	686

A summary of payables due to related parties and affiliated companies are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2025	2024
Frontline (Management) Cyprus Limited	(43)	(48)
Seatankers Management Co. Ltd	(49)	(29)
Frontline Corporate Services Ltd	—	(23)
Flex LNG Fleet Management AS	(207)	(358)
Front Ocean Management Ltd	—	(65)
	(299)	(523)

27	Flex LNG Ltd. First Quarter Results 2025

Related Party Transactions
A summary of transactions with related parties and affiliated companies is as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Administration services fees
Seatankers Management Co. Ltd	(49)	(29)	(70)
Front Ocean Management AS	(219)	(176)	(156)
Front Ocean Management Ltd	—	(2)	(62)
Frontline Management (Bermuda) Limited	—	—	(30)
Frontline (Management) Cyprus Limited	(48)	(48)	—

Technical Management fees
Flex LNG Fleet Management AS	(987)	(950)	(873)

Office facilities
Frontline PLC	—	(23)	—

Administrative support income
Sloane Square Capital Holdings Ltd	(4)	—	—
Avance Gas AS	2	—	10
Seatankers Services (UK) LLP	—	—	6
Total related party transactions	(1,305)	(1,228)	(1,175)

Note 13: Share capital, Additional Paid in Capital and Contributed Surplus

As at March 31, 2025, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares (December 31, 2024: $0.5 million divided into 54,520,325 ordinary shares), par value of $0.10 per share.

As at March 31, 2025, the Company had Additional Paid in Capital of $904.3 million (December 31, 2024: $904.3 million).

As at March 31, 2025, the Company had Contributed Surplus of $143.0 million (December 31, 2024: $183.5 million).

Note 14: Treasury shares

As at March 31, 2025, the Company holds an aggregate of 432,557 shares (December 31, 2024: 432,557 shares) at a cost of $4.2 million (December 31, 2024: $4.2 million), with a weighted average cost of $9.64 per share (December 31, 2024: $9.64 per share).

28	Flex LNG Ltd. First Quarter Results 2025

Note 15: Share based compensation
As at March 31, 2025, the Company had 20,000 outstanding non-vested share options (December 31, 2024: 20,000), with a weighted average adjusted exercise price of $15.12 (December 31, 2024: $15.87) and a weighted average remaining contractual term of 2.1 years (December 31, 2024: 2.4 years).
The number of outstanding vested share options as at March 31, 2025 was nil (December 31, 2024: nil).
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events

In April 2025, the Company entered three interest rate swap agreements with an aggregate notional principal amount of $150.0 million. The new swaps have a weighted average fixed interest of 3.46% and a weighted average remaining duration of 2.0 years.

In May 2025, at the 2025 Annual General Meeting of Shareholders ("AGM"), the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $200.0 million and credit the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from 8 May 2025. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.

In May 2025, also at the AGM, the Company's shareholders approved the delisting of the Company's common shares from the Oslo Stock Exchange (OSE) and authorised the Board of Directors to take steps to implement the delisting including filing an application to the OSE. The Board believes that the current corporate governance framework of the Company, the NYSE listing rules and SEC regulations will sufficiently protect the interest of the shareholders. The Company will maintain its register with Euronext Securities Oslo (the "ESO Register" formerly known as Verdipapirsentralen or VPS) for the OSE shares for a period of at least 6 months from the effective date of the Delisting, to enable ESO Register shareholders to transfer their shares to the US market, as well as continue to accommodate migration of the shares from the ESO Register into shares which may be traded on the NYSE. The Company will provide further information to its shareholders on the delisting process, including on the transfer of shareholdings from the OSE to the NYSE.

29	Flex LNG Ltd. First Quarter Results 2025

In May 2025, we received a credit approved term sheet for a $175.0 million, 10-year sale and leaseback with an Asian-based lease provider for Flex Courageous. The refinancing will repay the outstanding amount relevant to Flex Courageous, under the $330 Million Sale and Leaseback. Under the terms of the agreement, the vessel will be sold for a consideration of $175 million, with a bareboat charter of approximately 10 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the option to repurchase the vessel at a fixed price after approximately 6.9 years. Subject to documentation and standard closing procedures, the transaction is expected to be closed in the second quarter of 2025.

On May 20, 2025, the Company’s Board of Directors declared a cash distribution for the first quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around June 20, 2025, to shareholders on record as of June 6, 2025. On the NYSE, the ex-dividend date is June 6, 2025 and last day of trading right to receive distribution is June 5, 2025. For shareholders on the OSE holding shares registered with Euronext Securities Oslo, other dates may apply. Information on key dividends dates for shareholders on OSE are made in a separate stock exchange disclosure which is available on our website.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

30	Flex LNG Ltd. First Quarter Results 2025

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Net income	18,728	45,217	33,224
Interest income	(869)	(1,471)	(937)
Interest expense	22,127	25,467	26,688
Income tax expense	33	62	(20)
Depreciation	18,557	19,015	18,540
EBITDA	58,576	88,290	77,495
(Gain)/loss on derivatives	7,311	(20,089)	(7,319)
Foreign exchange (gain)/loss	(335)	486	410
Adjusted EBITDA	65,552	68,687	70,586

31	Flex LNG Ltd. First Quarter Results 2025

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with U.S. GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

32	Flex LNG Ltd. First Quarter Results 2025

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Net income	18,728	45,217	33,224
Change in assets/liabilities of derivative instruments	11,012	(14,951)	4,236
Foreign exchange (gain)/loss	(335)	486	410
Adjusted net income	29,405	30,752	37,870

Weighted average number of ordinary shares	54,087,768	53,939,768	53,736,318
Denominator for diluted earnings per share	54,094,146	53,956,023	53,985,069

Adjusted basic earnings per share	0.54	0.57	0.70
Adjusted diluted earnings per share	0.54	0.57	0.70

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Vessel operating revenues	88,437	90,934	90,235
Less:
Voyage expenses	(1,985)	(1,793)	(560)
Time charter equivalent income	86,452	89,141	89,675

33	Flex LNG Ltd. First Quarter Results 2025

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Time charter equivalent income	86,452	89,141	89,675

Fleet onhire days	1,170	1,184	1,172
Time charter equivalent rate	73,891	75,319	76,539
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating

34	Flex LNG Ltd. First Quarter Results 2025

expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Vessel operating expenses	(18,113)	(17,597)	(16,675)

Available days	1,170	1,196	1,183
Opex per day	(15,481)	(14,713)	(14,096)

35	Flex LNG Ltd. First Quarter Results 2025